Exhibit 99.65

Ministry of Finance	Number: BC0414648
Corporate and Personal
Property Registries

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that SKN RESOURCES LTD. changed its name to SILVERCORP METALS INC. on May 2, 2005 at 06:30 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On May 2, 2005

LIZ MUELLER
Registrar of Companies
Province of British Columbia
Canada